SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                             (Amendment No. ___)(1)


                       TAKE-TWO INTERACTIVE SOFTWARE, INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                    874054109
                                 (CUSIP Number)




                                January 25, 1999
              Date of Event Which Requires Filing of this Statement





         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

-------------------------------                        -------------------------
CUSIP No. 874054109                     13G                    Page 2 of 7 Pages
-------------------------------                        -------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Bridgehampton Investors, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Connecticut
--------------------------------------------------------------------------------
      NUMBER OF SHARES                 5         SOLE VOTING POWER
        BENEFICIALLY
          OWNED BY                               None
            EACH                     -------------------------------------------
           PERSON                      6         SHARED VOTING POWER
          REPORTING
            WITH                                 None
                                     -------------------------------------------
                                       7         SOLE DISPOSITIVE POWER

                                                 None
                                     -------------------------------------------
                                       8         SHARED DISPOSITIVE POWER

                                                 None
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 7 Pages

-------------------------------                        -------------------------
CUSIP No. 874054109                     13G                    Page 3 of 7 Pages
-------------------------------                        -------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Ryan A. Brant
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
      NUMBER OF SHARES                  5         SOLE VOTING POWER
        BENEFICIALLY
          OWNED BY                                266,683
            EACH                      ------------------------------------------
           PERSON                       6         SHARED VOTING POWER
          REPORTING
            WITH                                  None
                                      ------------------------------------------
                                        7         SOLE DISPOSITIVE POWER

                                                  266,683
                                      ------------------------------------------
                                        8         SHARED DISPOSITIVE POWER

                                                  None
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      266,683
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 7 Pages

-------------------------------                        -------------------------
CUSIP No. 874054109                     13G                    Page 4 of 7 Pages
-------------------------------                        -------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Neil S. Hirsch
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
      NUMBER OF SHARES                  5         SOLE VOTING POWER
        BENEFICIALLY
          OWNED BY                                222,276
            EACH                      ------------------------------------------
           PERSON                       6         SHARED VOTING POWER
          REPORTING
            WITH                                  None
                                      ------------------------------------------
                                        7         SOLE DISPOSITIVE POWER

                                                  222,276
                                      ------------------------------------------
                                        8         SHARED DISPOSITIVE POWER

                                                  None
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      222,276
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.2%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

               TAKE-TWO INTERACTIVE SOFTWARE, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               575 Broadway
               New York, NY 10012

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Bridgehampton Investors, L.P., Ryan A. Brant and Neil S. Hirsch (each a "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               c/o Take-Two Interactive Software, Inc.
               575 Broadway
               New York, NY 10012

Item 2(c).     Citizenship:

               Mr. Brant and Mr. Hirsch are United States citizens. Bridgehampton Investors, L.P. is a Connecticut limited partnership.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               874054109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) - (j):  Not applicable.

               If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.        Ownership:

               (a) Amount Beneficially Owned: Upon the dissolution of Bridgehampton Investors, L.P., a limited partnership, Mr. Brant and Bridgehampton Holdings,
               Inc., an entity controlled by Mr. Hirsch, received
               266,683 and 222,276 shares of common stock, respectively, as a pro rata distribution of partnership interests.

               (b) Percent of Class:    *


                                Page 5 of 7 Pages

               (c) Number of shares as to which each person has:

                         (i)   sole power to vote or to direct the
                                  vote:                 *

                         (ii)  shared power to vote or to direct the
                                  vote:                 *

                         (iii) sole power to dispose or to direct the
                                  disposition of:       *

                         (iv)  shared power to dispose or to direct
                                  the disposition of:   *

                  *        See pages 2, 3 and 4 above.


Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: |X|

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                Page 6 of 7 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:   February 8, 1999


                                     Bridgehampton Investors, L.P.

                                       /s/ Ryan A. Brant
                                     -------------------------------------
                                     By:   Ryan A. Brant, General Partner



                                       /s/ Ryan A. Brant
                                     -------------------------------------
                                     Ryan A. Brant



                                       /s/ Neil S. Hirsch
                                     -------------------------------------
                                     Neil S. Hirsch



                                Page 7 of 7 Pages